UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2026

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Material Notice

  ULTRAPAR PARTICIPAÇÕES S.A.

  Publicly Traded Company

  CNPJ Nr. 33.256.439/0001-39

  NIRE 35.300.109.724

  MATERIAL NOTICE

  ULTRAPAR’S SHARES BUYBACK PROGRAM

  São Paulo, June 17, 2026 – Ultrapar Participações S.A. (“Company”), in compliance with CVM Resolution 44/21, 77/22 and 80/22, hereby informs that, the Board of Directors approved on this date the buyback program of its common shares (“Program”).

  The Program is limited to a maximum of 18,000,000 common shares and will last for up to 12 (twelve) months, starting from June 18, 2026. The shares bought back may be used in the Company’s stock-based incentive plan, held in treasury, and/or subsequently canceled or sold.

  The Company will always buy back the shares in the stock exchange, in the cash market, observing the deadlines and limits set in the Program and other limitations provided for in the applicable regulations.

  Additional information about the purposes, justifications, terms, and conditions applicable to the Program, in accordance with Exhibit G of CVM Resolution 80/22, can be found in Exhibit I below, on the Company’s Investor Relations page, in the CVM Empresas.NET System (www.cvm.gov.br), as well as on the website of B3 S.A. – Brasil, Bolsa Balcão (www.b3.com.br), as an attachment to the minutes of the meeting of the Board of Directors held on this date.

  Alexandre Mendes Palhares

  Chief Financial and Investor Relations Officer

  Ultrapar Participações S.A.

  EXHIBIT I

  INFORMATION ON APPROVAL OF TRADING OF OWN ISSUED SHARES

  (as per Exhibit G to CVM Resolution No. 80, of March 29, 2022)

  1.     Justify in detail the purposes and expected economic effects of the operation;

  The repurchased shares are intended to be used in the stock-based incentive plan, approved by the Company’s General Shareholders’ Meeting, and may be held in treasury and/or subsequently canceled or sold.

  2.     Inform the number of shares (i) comprising the free float and (ii) already held in treasury;

  The Company has, on this date, (i) 1,069,387,156 (one billion, sixty-nine million, three hundred eighty-seven thousand, one hundred fifty-six) registered common shares with no par value outstanding; and (ii) 44,860,971 (forty-four million, eight hundred sixty thousand, nine hundred seventy-one) shares held in treasury.

  3.     Inform the number of shares that may be bought back or sold;

  The Company may buy back up to 18,000,000 (eighteen million) shares issued by the Company, representing, as of this date, 1.61% of the share capital, respecting the maximum limit provided in art. 4 of CVM Resolution 77/22.

  4.     Describe the main characteristics of the derivative instruments that the company may use in the future, if any;

  In case of derivatives being used within the scope of this Program, the instrument to be used will be swaps, in which the Company receives the price variation of its shares traded on the stock exchange plus the proceeds (active end) and pays a percentage of the CDI rate with or without a pre-fixed rate (passive end). The contracts shall have a financial settlement and a maximum term of up to 12 months. The active end shall be backed by market-priced transactions carried out on the stock exchange by the hired bank. The contracts will be negotiated in the over-the-counter market and will be settled financially. The instruments may provide for the need for giving collateral for net exposures above a certain level.

  5.     Describe agreements or existing voting instructions between the company and the counterparty to the transactions, if any;

  The Company or the hired bank will carry out the transactions in the stock exchange, at B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and, therefore, it will not be possible to specify in advance who the counterparties in the transactions will be. In any case, the Company does not intend to enter into agreements or voting guidelines with such counterparties.

  6.     In the event of transactions carried out outside organized securities markets, inform: a. the maximum (minimum) price at which the shares will be acquired (sold); and b. if applicable, the reasons that justify the operation at prices more than 10% (ten percent) higher, in the case of buyback, or more than 10% (ten percent) lower, in the case of sale, than the average of the stock quotes, weighted by volume, in the 10 (ten) previous trading sessions;

  Not applicable, since the Company will carry out the transactions in the stock exchange, at B3.

  7.     Inform, if any, the impacts that the negotiation will have on the composition of the shareholding control or the administrative structure of the company;

         There will be no significant impacts on the Company’s shareholding composition or its administrative structure.

  8.      Identify the counterparties, if known, and in the event that the counterparty is a party related to the company, as set out in the accounting rules that cover this matter, also supply information required by art. 9 of CVM Resolution No. 81, of March 29, 2022;

  The Program’s transactions will be carried out in the stock exchange, so it will not be possible to specify the counterparties of each transaction in advance. Additionally, the Company will observe the terms of the Material Notice Disclosure and Securities Trading Policies, especially regarding transactions made (i) by the Company itself, and (ii) by its management and other people subject to the policies, with due precautions, including to prevent them from being counterparties in the transactions.

  9.    Indicate the destination of the funds earned, if applicable;

  Not applicable, considering that, at this moment, the negotiation is limited to the buyback of shares and not the sale of the shares.

  10.    Indicate the maximum period for the settlement of authorized operations;

  The maximum period for the acquisition of the shares is 12 (twelve) months, starting on June 18th, 2026, and ending on June 17th, 2027 (including the start and end dates).

  11.    Identify institutions that will act as intermediaries, if any;

  BTG PACTUAL CTVM S/A, CNPJ 43.815.158/0001-22; ITAÚ CV S.A, CNPJ 61.194.353/0001-64;

  J.P.  MORGAN  CORRETORA  DE  CÂMBIO  E  VALORES  MOBILIÁRIOS  S/A,  CNPJ 32.588.139/0001-94;

  MERRILL LYNCH S.A. CTVM, CNPJ 02.670.590/0001-95;

  MORGAN STANLEY CTVM S.A, CNPJ 04.323.351/0001-94; e

  UBS BRASIL CORRETORA DE CÂMBIO E TÍTULOS VALORES SA, 02.819.125/0001-73.

  12.    Specify the available funds to be used, pursuant to art. 8, § 1, of CVM Resolution No. 77, of March 29, 2022;

  According to the financial statements for the quarter ended March 31, 2026, the Company has R$ 7,662,403,059.12 (seven billion, six hundred and sixty-two million, four hundred and three thousand, fifty-nine reais and twelve centavos) in profit reserves considered as available resources for the purposes of art. 8, § 1, of CVM Resolution 77/22.

  13.   Specify the reasons why the members of the board of directors feel comfortable that the buyback of shares will not affect the fulfillment of obligations assumed with creditors or the payment of mandatory, fixed or minimum dividends.

  The members of the Board of Directors believe that the execution of the Program will not affect Ultrapar’s ability to meet financial commitments, nor the payment of dividends by the Company, also in accordance with the opinion of the Company’s Executive Board. In the opinion of the management, the Company has a comfortable liquidity position with a controlled level of leverage, which would support the execution of the Program.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: June 17, 2026

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Material notice)